

August 27, 2012

Via E-Mail

Larry Medvinsky, Esq.
Clifford Chance US LLP
31 West 52nd Street
New York, NY 10019

      Re: Equity LifeStyle Properties, Inc.
              Amendment No. 1 to Schedule TO/ 13E-3 filed August 23, 2012
              File No. 5-43043

Dear Mr. Medvinsky:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Schedule TO/13E-3

1. We note your response to comment one in our letter dated August 17, 2012; however, we reissue our comment. Please check the box on the cover page to indicate that Offer is an issuer tender offer. Refer to Section 14(d)(8)(B) of the Exchange Act and the definition of issuer tender offer in Rule 13e-4(a)(2). See also the discussion of Rule 13e-4 in Section I.B. of SEC Release 34-43069.

Background of the Offer, page 8

2. We note your response to comment nine in our letter dated August 17, 2012; however, we reissue our comment. Please revise to describe each contact, meeting or discussion that took place since May 2012, including the approximate dates of the meetings or discussions, and the substance of the discussions or

negotiations at each meeting. Please identify any counsel, financial advisors, or any members of management or the board who were present at each meeting. Please also discuss any preliminary analysis provided by Houlihan to the board or management and any discussions regarding Houlihan's final presentation to the board on August 7, 2012.

3. We note your response to comment 10 in our letter dated August 17, 2012, and the disclosure that holders of a "majority" of the Series A Shares have agreed to tender or intend to tender. Please revise to quantify the aggregate number and aggregate percentage of Series A Shares that holders have agreed or intend to tender.

Fairness of the Offer, page 9

4. We note your response to comment 17 in our letter dated August 17, 2012; however, we reissue that part of our comment asking you to quantify the fair value per share of the Depositary Shares and the recent trading price to which the board refers.

5. We note your response to comment 18 in our letter dated August 17, 2012 and your response that the last bullet point on page 10 is referring to the board's determination that the Offer is "more attractive" than a redemption for cash and a re-investment in a comparable security. Please revise and reconcile the last bullet point on page 10 with the second bullet point on page 9 which states that the board believes the economic terms are "approximately the same" as a redemption for cash and a re-investment in a comparable security. Specifically, please revise to explain why the board believes the Offer is "more attractive" when the economic terms are "approximately the same."

6. We note your response to comment 19 in our letter dated August 17, 2012; however, we reissue that part of our comment asking you to include comparable information for Equity LifeStyle, so that investors may better assess the comparability to the other 17 recent preferred stock offerings.

Fairness Opinion, page 11

7. We note that Houlihan reviewed and analyzed forecast information for Equity LifeStyle. Please summarize the forecasts or projections that were reviewed by Houlihan.

Public Company Analysis

8. We note your response to comment 22 in our letter dated August 17, 2012; however, we reissue our comment. Please revise to provide disclosure of the

underlying data, including the market capitalizations, enterprise values, ratios of enterprise value to EBITDA, and the ratios of market capitalization to funds from operations. Please include comparable information for the issuer. Please present this information in a tabular format. Please include high, low, median and mean information.

9. Please describe and quantify the specific criteria used in selecting the public companies and if any initially selected companies were excluded, then the reasons for excluding them from the analysis. For example, discuss whether only real estate companies within a specific range of market capitalization and enterprise value were used, and if so, then quantify the range of values used for selecting the companies.

10. Please describe how the results of the analysis support the conclusion that the Offer is fair to unaffiliated security holders.

Existing Terms of the Series A Shares

11. Please revise to describe how the analysis supports the conclusion that the Offer is fair to unaffiliated security holders.

Comparable Transactions Method

12. We note that Houlihan analyzed "underwritten public offerings of preferred stock by REITs and other companies similar to the Company." Please further describe and quantify the criteria used in selecting the comparable transactions and if any initially selected companies were excluded, then describe the reasons for excluding them from the analysis.

13. Please revise to provide disclosure of the underlying data, including the market capitalizations, indebtedness, and ratios of indebtedness to capitalization. Please include comparable information for the issuer. Please present this information in a tabular format. Please include high, low, median and mean information.

Letter of Transmittal

14. We note your response to comment seven in our letter dated August 17, 2012 and the revised disclosure in the Offer to Exchange regarding the letter of transmittal. Please revise and file the restated letter of transmittal as an exhibit to the Schedule TO.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions